Exhibit 99.7

Transform Holdco LLC

3333 Beverly Road

Hoffman Estates, Illinois 60179

Board of Directors

Sears Hometown and Outlet Stores, Inc.

5500 Trillium Blvd., Suite 501

Hoffman Estates, IL 60192

Members of the Board:

Transform Holdco LLC is pleased to present this proposal to acquire all of the outstanding shares of Sears Hometown and Outlet Stores, Inc. (the “Company”) not already owned by ESL Investments, Inc. and its affiliates (“ESL”) for a purchase price of $2.25 per share in cash, a 23.6% premium to the volume weighted average price for the last five trading days ($1.82) through April 5, 2019.

We believe our proposal, which will provide certain value and liquidity at a considerable premium to the market price, presents a superior outcome for the Company’s stockholders as compared to the uncertain outcomes facing the Company if it continues on its current path as a stand-alone company. In addition to the immediate value provided to the Company’s stockholders, we believe that the transaction would benefit the Company’s other stakeholders, including employees, independent dealers and franchisees and the local communities that rely on them.

We would only intend to proceed with our proposal if it is approved by the full Board of Directors of the Company upon the recommendation of the special committee of independent directors that we understand has been formed to consider any proposal from us. We intend to finance the transaction with cash or loans from ESL and our other members.

Our proposal is non-binding and may be withdrawn at any time and for any or no reason. A binding agreement will only arise upon execution by all parties thereto of a definitive merger agreement.

Due to ESL’s obligations under the federal securities laws, ESL intends to promptly file an amendment to its Schedule 13D, including a copy of this letter, with the Securities and Exchange Commission.

We are prepared to immediately negotiate and finalize definitive agreements to implement our proposal, and look forward to working together to complete this transaction.

Best regards,

/s/ Edward S. Lampert
Edward S. Lampert
Chairman, Transform Holdco LLC